Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2024 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 3 21 October 2024 Santander UK plc and Santander UK Group Holdings plc – Appointment of an Independent Non-Executive Director Santander UK today announces the appointment of David Oldfield as an Independent Non-Executive Director to the Boards of Santander UK plc and Santander UK Group Holdings plc, effective from 1st December 2024. David retired from Lloyds Banking Group in 2023 after nearly 40 years with them. During this time he had senior roles across all areas of the bank, most recently leading the Retail and Commercial businesses and as Group Chief Operating Officer. Subject to regulatory approval, David will succeed Ed Giera as Chair of the Boards’ Risk Committees of both Santander UK plc and Santander UK Group Holdings plc. Santander UK Chairman, William Vereker said: “I am delighted to welcome David to the Boards of Santander UK. David is one of the financial sector’s leading and most knowledgeable risk practitioners and he will bring a unique and diverse set of retail banking leadership experiences that will be a significant asset for the next stage of Santander UK’s growth. - Ends - Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2024, the bank had around 19,600 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first quarter of 2024, Banco Santander had €1.3 trillion in total funds, 166 million customers, 8,400 branches and 211,000 employees.

Page 3 of 3 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: October 23, 2024 By / s / John Mills John Mills Company Secretary